[SUTHERLAND ASBILL & BRENNAN LLP]

January 7, 2010

VIA EDGAR TRANSMISSION

Christian T. Sandoe, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Javelin Exchange-Traded Trust
Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A
File Nos. 811-22125 and 333-156024

Dear Mr. Sandoe:

On behalf of Javelin Exchange-Traded Trust (the “Trust”), we have attached for filing Post-Effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form N-1A.  The Amendment is being filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on December 21, 2009, pursuant to paragraph (a)(2) of Rule 485 under the Securities Act of 1933, as amended, to provide disclosure in a separate, stand-alone prospectus and statement of additional information on a new series of the Trust, the JETS Contrarian Opportunities Index Fund.  Currently, the Trust has one series called the JETS Dow Jones Islamic Market International Index Fund.

If you have any questions or comments, please call the undersigned at (202) 383-0509.  We greatly appreciate the staff’s efforts in assisting the Trust with this filing.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

Attachments

cc:

Brinton W. Frith

Javelin Exchange-Traded Trust